UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

9335, Harris corners, Charlotte, N.C
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.          Press Release dated March 11, 2026, re: TAT Technologies Ltd. Announcement of a new contract

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: March 11, 2026

FOR IMMEDIATE RELEASE

TAT Technologies Secures $36 Million APU MRO Contract with A
 Leading Global Cargo Carrier, Covering Two APU Platforms

Two-year extension of existing 331-200/250 contract and new multi-year award for the 331-
500, deepening TAT’s relationship with one of the world’s largest cargo carriers

CHARLOTTE, N.C., March 11, 2026 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aviation industries and the ground defense industries, today announced that it has signed a contract with a leading global cargo carrier, to provide MRO services for two  Auxiliary Power Unit (APU) platforms. The combined estimated value of the agreement is approximately $36 million.

The first component of the agreement is a two-year extension of TAT’s existing contract to provide MRO services for the GTCP331-200/250 APU, which is estimated at a value of approximately $22 million. The second component is a new contract for MRO services for the GTCP331-500 APU, spanning an initial four-year term with an option to extend for an additional two years, which is estimated at a value of approximately $14 million.

Igal Zamir, CEO of TAT, commented, “This comprehensive agreement represents a significant milestone for our APU business, reflecting our leadership position in this market. Securing both an extension of our long-standing 331-200/250 relationship and a new multi-year award on the 331-500 platform demonstrates the breadth of our APU MRO capabilities and the trust our customers place in TAT’s technical expertise and service quality. We continue to leverage our strategic capabilities to expand our addressable market and deepen partnerships with leading global operators. We look forward to continuing to support the customers’ fleet operations across both platforms.”

About TAT Technologies LTD

TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on landing gears and other aircraft components. TAT's Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers, and the military. For more information, please visit www.tat-technologies.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the value and duration of the contract, our market position, and our ability to execute on the contract. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Contact:
Eran Yunger
Director of IR
Tel: +1-980-451-1115
erany@tat-technologies.com